                      U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 1
                                    FORM 10-SB/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

                               MDI Entertainment, Inc.
               --------------------------------------------------------
                    (Name of Small Business Issuer in Its Charter)

          Delaware                                     73-1515699
-------------------------------                     ---------------
(State or Other Jurisdiction of              (I.R.S. Employer Incorporation
Organization)                                     or Identification No.)


           201 Ann Street
        Hartford, Connecticut                            06103
----------------------------------------            ---------------
(Address of Principal Executive Offices)               (Zip Code)

                                    (860) 527-5359
                             ---------------------------
                             (Issuer's Telephone Number)

     Securities to be registered under Section 12(b) of the Act:

          Title of Each Class                Name of Each Exchange on Which
          to be so Registered                Each Class is to be Registered
          -------------------                ------------------------------

     -----------------------------           ------------------------------

     -----------------------------           ------------------------------


     Securities to be registered under Section 12(g) of the Act:

                       Common Stock, Par Value $.001 per Share
--------------------------------------------------------------------------------
                                   (Title of Class)


--------------------------------------------------------------------------------
                                   (Title of Class)

THIS REGISTRATION STATEMENT ON FORM 10-SB CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD- LOOKING STATEMENTS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS FORM 10-SB AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF MDI ENTERTAINMENT, INC. (TOGETHER WITH ITS SUBSIDIARIES, THE "COMPANY") WITH RESPECT TO (I) THE COMPANY'S FINANCING PLANS, (II) TRENDS AFFECTING THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS, (III) THE IMPACT OF COMPETITION, AND (IV) THE EXPANSION OF CERTAIN OPERATIONS. INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT THE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE INFORMATION CONTAINED IN THIS FORM 10-SB, INCLUDING, WITHOUT LIMITATION, THE INFORMATION UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" AND "DESCRIPTION OF BUSINESS" IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES. SEE "DESCRIPTION OF BUSINESS--RISK FACTORS--CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS."

                                       PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     MDI Entertainment, Inc. (the "Company") specializes in creating, marketing and implementing entertainment-based promotions to North American lotteries. The Company's principal business has been the scratch ticket segment of the government lottery industry and the Company recently ran its first on-line entertainment-based promotion, a lotto-type game featuring the Company's licensed HARLEY-DAVIDSON-Registered Trademark- logo. The Company's lotteries feature well-known brand names and entertainment properties licensed by the Company and designed to attract new lottery players while providing a new experience for existing lottery players. The Company's current promotions feature a wide variety of such brand names and entertainment properties including STAR TREK, WHEEL OF FORTUNE,-Registered Trademark- TWILIGHT ZONE, THE ROCK AND ROLL HALL OF FAME AND MUSEUM, TIMES SQUARE 2000, HARLEY-DAVIDSON,-Registered Trademark- PEPSI-COLA,.-Registered Trademark-LOUISVILLE SLUGGER-Registered Trademark- and HEROS OF SPACE. The scratch tickets feature the licensed properties, usually displaying a scene and/or logo from the entertainment-based and brand name properties. Prizes awarded in such promotions typically include a number of "second chance" prizes related to the licensed property, including collectible logo-bearing merchandise such as HARLEY-DAVIDSON-Registered Trademark- logoed T-shirts and caps, and other related merchandise such as posters, money clips, telephones and, in the case of HARLEY-DAVIDSON,-Registered Trademark- HARLEY-DAVIDSON 1200 Sportster motorcycles. The Company currently derives most of its revenues from the sale to the lotteries of such merchandise. Merchandise associated with the licensed properties accounted for 66.7% of revenues for fiscal year ended May 31, 1998 and 0% of revenues for fiscal year ended May 31, 1997, reflecting the Company's shift to licensed promotions.

     The Company offers a full range of services, including ticket and point of sale design, prize structure development, promotional event planning, market research, fulfillment services, customer service support and second chance drawing assistance.

     The Company also promotes non-lottery incentive programs to supermarkets, financial institutions and hotels. The incentive programs include the distribution of an incentive, such as a coupon, and the fulfillment of the promise that the coupon represents (i.e. video, audio, talking book or CD title) when it is redeemed. The Company does not currently derive significant revenues from such programs.

INDUSTRY OVERVIEW

     Lotteries are operated by state, local and foreign governmental authorities and their licensees in over 155 jurisdictions. Governments use lotteries primarily as a means of generating non-tax revenues. In the United States, lottery revenues frequently are designated for particular purposes, such as education, economic development, conservation, transportation and aid to the elderly. Many states have become increasingly dependent on lotteries as a significant source of funding for these purposes.

     While the specific amounts vary substantially from state to state, according to LAFLEUR'S LOTTERY WORLD 1998 FAST FACTS (an industry report), approximately 54% of gross lottery revenues in the United States is returned to the public in the form of prizes. Approximately 33% of such revenues is used to support specific public programs or is contributed to the state's general fund. Typically, 5% to 6% of such revenues is reserved for point-of-purchase commissions for the retailer, and the remainder of such revenues is used to fund lottery operations, including the cost of advertising.

     Government lotteries can be categorized into two principal groups: on-line games and "instant" or "scratch" ticket games. On-line varieties generally refer to games such as lotto, sports pools, daily numbers and keno in which players make their own selections. Instant ticket games consist of preprinted tickets in which players scratch off a coating or pull off tabs to determine whether they have purchased a winning ticket. Instant ticket games generally have several tiers of cash prizes, ranging from $2.00 up to $100,000.00. Occasionally instant ticket games provide for second chance drawings that give scratch ticket purchasers a "second chance" to win prizes on non-winning tickets. Second chance drawing prizes range from cash prizes or spots as contestants on game shows to various types of merchandise and trips.

     The Company is a leader in designing and marketing instant scratch ticket games based on licensed brand names (such as HARLEY-DAVIDSON-Registered Trademark- or PEPSI-COLA-Registered Trademark-) and entertainment properties (such as STAR TREK). The Company attempts to identify properties for licensing that have a large selection of logoed products available that appeal to adults 18 years of age and older, and the Company's instant ticket promotions typically include logo-bearing merchandise related to such promotion as prizes. In certain of its lottery promotions, merchandise is awarded as first prizes, such as HARLEY DAVIDSON-Registered Trademark- motorcycles. In most of the Company designed games, second chance prizes typically include logo-bearing merchandise such as posters, T-shirts, caps, jackets, watches, clocks, money clips, telephones, playing cards, film cells, video and music collections, stadium blankets, carryall bags, credit cards with prepaid credit, trips and electronic games. The Company generates most of its revenues from the sale of such merchandise to the government agency sponsoring the lottery.

     Cooperative marketing partnerships are not new to the lottery industry. Lotteries have been securing licensed brand names in exchange for advertising for years in hopes of expanding the player base by attracting non-players who have positive feelings about a particular brand.

Licensing the rights for trademarked entertainment material, however, is relatively new. For the most part, the practice of purchasing the right to place a popular brand name on a lottery ticket gained acceptance with the introduction and subsequent sales success of the MONOPOLY-Registered Trademark-game in 1989. Since then, lottery jurisdictions have secured a wide variety of brands and properties for licensed lottery games. The rights to use or license a particular property can be secured by a lottery directly from the entity that owns the property or from companies like the Company.

     The popularity and success of lotteries has increased worldwide in recent years, and the popularity of instant lotteries has increased at a rate that is greater than that of lotteries generally, although there was a slight decrease from 1997 to 1998. Lotteries typically introduce between 25 and 50 new instant games a year. Currently, lotteries operate in 37 states, the District of Columbia and all provinces of Canada as compared to 29 states and all provinces of Canada as of June 30, 1989. According to LAFLEUR'S LOTTERY WORLD 1998 FAST FACTS and LAFLEUR'S 1991 NORTH AMERICAN GAMBLING ABSTRACT, instant ticket games now comprise approximately 44% of total lottery sales in the United States as compared to approximately 26% in 1990. Factors contributing to the growth in the popularity and success of such games include more sophisticated marketing techniques, the introduction of new state instant ticket lotteries, lotteries offering multiple games simultaneously, increased technological advances in the distribution of instant tickets, lotteries offering a variety of instant ticket sale points (a $1.00 ticket, a $2.00 ticket, a $3.00 ticket, a $5.00 ticket and a $10.00 ticket with related increases in the potential prize money) and higher prize pay-outs to lottery consumers.

LOTTERY PROMOTIONS

     The Company believes that to achieve and sustain growth in the lottery business it must offer promotions which will attract new or lapsed lottery players while maintaining or increasing play by current lottery players. The Company's principal strategy is to enhance the entertainment value and attractiveness of its promotions by licensing well known brand names and entertainment properties and designing games based on such properties. Such games are targeted to niche markets (such as STAR TREK fans or HARLEY-DAVIDSON-Registered Trademark- motorcycle enthusiasts) to appeal to new or infrequent players while also appealing to the core player base.

     LICENSED-BASED GAMES

     Over the past two years, the Company has secured rights to and targeted specific properties for instant lottery theme games and promotions that have broad appeal and significant brand loyalty and that enable the Company to market collectible logo-bearing merchandise tied directly to the property or brand. The properties are specifically selected because they possess a substantial following that can aid a lottery in attracting new players while at the same time providing a different experience for many existing players. Currently, the Company has licensing agreements with seven companies for nine licenses. The Company is finalizing written agreements with two companies for two additional licenses (Dick Clark Productions' AMERICAN BANDSTAND and BETTY BOOP-Registered Trademark-). Such licenses are generally held between 1.5 and three years. Two of the Company's licenses have expired in fiscal 1999, although the Company and representatives of the licensor have agreed to extend one of the licenses for another year. Included among the properties already licensed are STAR TREK, WHEEL OF FORTUNE,-Registered Trademark- TWILIGHT ZONE, THE ROCK AND ROLL HALL OF FAME AND MUSEUM, TIMES SQUARE 2000, HARLEY-DAVIDSON,,-Registered Trademark-PEPSI-

COLA,-Registered Trademark- LOUISVILLE SLUGGER-Registered Trademark- and HEROS OF SPACE. The Company holds three licenses with two companies that each resulted in 10% or more of the Company's revenues and costs in fiscal 1998.
None of the licenses resulted in 10% or more of the Company's revenues and costs in fiscal 1997. The Company continually seeks to add to its licensed properties and, to this end, has contacted, and continues to contact, potential licensors.

     The Company derives most of its revenues from the sale to the lotteries of logo-bearing material (such as T-shirts, posters, hats, playing cards, telephones, film cells, stadium blankets, carryall bags, money clips, jackets, electronic games, watches, clocks, motorcycles and credit cards with prepaid credit) used as second chance prizes. The Company typically orders such merchandise directly from the licensor or its authorized representatives at wholesale rates, thereby generating additional income for the licensor either from direct sales or royalty income. Typically, the Company relies on third parties for data entry and verification of the names and addresses on winning tickets, and works with a third party fulfillment house to deliver prizes to winning lottery players. Inventory of prizes is typically held and shipped to prize winners by the fulfillment house. See "-Risk Factors-Dependance on Suppliers."

     The Company's license agreements for the targeted properties generally require the Company to pay the licensor between 10% to 20% of the gross licensing fees received by the Company from contracts with the lotteries. Certain agreements also require the Company to pay the licensor an additional 20% of the gross royalty fees received by the Company from the printing of the instant tickets, while certain other agreements increase the percentage of the licensing fees instead. The agreements generally require an initial payment upon signing, which is usually credited against other payments that become due during the term of the license. While all the licensing agreements grant the Company the right to market merchandise to the lotteries, certain agreements require that a minimum amount of merchandise be purchased. The term of the license agreements usually ranges between 1.5 to 3 years and are sometimes terminable upon the occurrence of certain events. The licenses are typically exclusive for lottery scratch tickets, and such exclusivity is generally for the United States and Canada. In some cases, the licenses are limited to certain regions, such as the PEPSI-COLA-Registered Trademark- license, which is limited to Wisconsin.

     The Company has also obtained patents on playstyles or formats for instant games based on existing games of chance or probability games. Such games include JACKS OR BETTER,-Registered Trademark- BONANZA BINGO,-Registered Trademark-HOLD'EM POKER,-TM- BLACK JACK, ROULETTE and DRAW POKER. See "-Intellectual Property." Promotions associated with such games generate revenues from licensing fees and royalties rather than from merchandise sales. The Company does not currently derive significant revenues from such games.

CONTRACTS WITH LOTTERIES

     The Company's contracts with the lotteries provide for services that are tailored to the preferences of the lotteries and include ticket and point of sale design, prize structure development, promotional event planning, market research, customer service support, second chance drawing assistance and fulfillment services. The lottery contracts generally provide the Company with two sources of revenue which consist of (1) license and royalty fees for the use of the entertainment properties and (2) mark-up on the sale and fulfillment of collectible and logoed merchandise. See "-Lottery Promotions-Licensed-Based Games."

     The Company has had contracts with over two-thirds of all North American lotteries, and currently has approximately 22 promotions that are in progress or scheduled for introduction during 1999 in 16 state lotteries. In addition, the Company intends to expand into other countries, starting with British Columbia (Canada). Those states in which the Company has or has previously had promotions are as follows:


--------------------------------------------------------------------------------
STATE               PROMOTIONS IN PROGRESS OR        NO CURRENT PROMOTIONS (BUT
                    SCHEDULED FOR INTRODUCTION       PROMOTIONS PREVIOUSLY SOLD)
--------------------------------------------------------------------------------
Arizona                       X
--------------------------------------------------------------------------------
Colorado                                                         X
--------------------------------------------------------------------------------
Connecticut                   X
--------------------------------------------------------------------------------
Delaware                                                         X
--------------------------------------------------------------------------------
Florida                       X
--------------------------------------------------------------------------------
Georgia                                                          X
--------------------------------------------------------------------------------
Idaho                                                            X
--------------------------------------------------------------------------------
Illinois                                                         X
--------------------------------------------------------------------------------
Indiana                                                          X
--------------------------------------------------------------------------------
Iowa                          X
--------------------------------------------------------------------------------
Kansas                        X
--------------------------------------------------------------------------------
Louisiana                     X
--------------------------------------------------------------------------------
Maryland                      X
--------------------------------------------------------------------------------
Minnesota                                                        X
--------------------------------------------------------------------------------
Missouri                      X
--------------------------------------------------------------------------------
Montana                                                          X
--------------------------------------------------------------------------------
New Hampshire                 X
--------------------------------------------------------------------------------
New Jersey                    X
--------------------------------------------------------------------------------
New York                      X
--------------------------------------------------------------------------------
Ohio                                                             X
--------------------------------------------------------------------------------
Oregon                                                           X
--------------------------------------------------------------------------------
Pennsylvania                  X
--------------------------------------------------------------------------------
Rhode Island                  X
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
STATE               PROMOTIONS IN PROGRESS OR        NO CURRENT PROMOTIONS (BUT
                    SCHEDULED FOR INTRODUCTION       PROMOTIONS PREVIOUSLY SOLD)
--------------------------------------------------------------------------------
South Dakota                  X
--------------------------------------------------------------------------------
Texas                                                            X
--------------------------------------------------------------------------------
Vermont                                                          X
--------------------------------------------------------------------------------
Virginia                      X
--------------------------------------------------------------------------------
Washington                                                       X
--------------------------------------------------------------------------------
Wisconsin                     X
--------------------------------------------------------------------------------


     The Company derived more than 10% of its revenues in fiscal 1998 from contracts with the following lotteries: Colorado lottery (WHEEL OF FORTUNE); Wisconsin lottery (WHEEL OF FORTUNE and other licensed properties); New Jersey lottery (TWILIGHT ZONE) and New Jersey lottery (STAR TREK). The Company did not derive more than 10% of its revenues in fiscal 1997 from any one contract with the lotteries.

GOVERNMENT REGULATION

     Lotteries are not permitted in the various states and jurisdictions of the United States unless expressly authorized by legislation in the subject jurisdiction. Currently, 37 states and the District of Columbia have enacted legislation to allow for the operation of a lottery. The operation of the lotteries in each of these jurisdictions is strictly regulated. The formal rules and regulations governing lotteries vary from jurisdiction to jurisdiction but typically authorize the lottery, create the governing authority administering the lottery, dictate the prize structure, establish allocation of revenues, determine the type of games permitted, detail appropriate marketing structures, specify procedures for selecting vendors and define the qualifications of lottery personnel.

     To ensure the integrity of the lottery, state laws provide for extensive background investigations of each of the lottery's vendors and their affiliates, subcontractors, officers, directors, employees and principal stockholders. These investigations generally require detailed disclosure on a continuous basis with respect to the vendors, affiliates, subcontractors, officers, directors, employees and principal stockholders and, in the event the lottery deems any of such persons to be unsuitable, the lottery may require the termination of such persons. The failure of any such persons associated with the Company to obtain or retain approval in any jurisdiction could have a material adverse effect on the Company. Generally, regulatory authorities have broad discretion when granting such approvals. Although the Company has never been disqualified from a lottery contract as a result of a failure to obtain any such approvals, no assurance can be given that such approvals will be obtained or retained in the future.

     The Company has retained governmental affairs representatives in various jurisdictions of the United States to monitor legislation, advise the Company on contract proposals, and assist with other issues that may affect the Company. The Company believes it has complied with all applicable state regulatory provisions relative to disclosure concerning the activities of itself and its advisors. The Company is not dependent on any such representative for any material contract.

     The Company has employed registered lobbyists and retained paid consultants in certain states. Failure to comply with state regulatory provisions relating to the activities of the Company's advisors could adversely affect the Company's ability to bid successfully upon lottery contracts.

     The international jurisdictions in which the Company intends to market its products have similar legislation and regulations governing lottery operations. In addition, restrictions are often imposed on foreign corporations seeking to do business in such jurisdictions. Failure to comply with these provisions could result in contract cancellation or the institution of legal proceedings.

     Laws and regulations of individual states and countries are subject to change. There can be no assurance that any such change would not adversely affect the Company. The failure of the Company to comply with such laws and regulations could have an adverse impact on the operations of the Company.

COMPETITION

     The Company is aware of several other companies which design and promote lottery games based on licensed brands. However, each is marketing to a particular niche. Telecom Productions, Inc. licenses a variety of brand name board games, including MONOPOLY,-Registered Trademark- TRIVIAL PURSUIT-Registered Trademark- and BATTLESHIP.-Registered Trademark- Frost Productions utilizes brand name puzzles and fortunes. Promo-Travel represents a cruise line, casino and the casino game LET IT RIDE. Several other companies made one-shot or sporadic licensing efforts. To date, the Company has not faced substantial competition in attempting to acquire the rights to any brand name or entertainment property. However, it is possible that as the potential for increased revenues rise, new competitors may enter this market that have considerably greater financial and other resources, experience and customer recognition than does the Company, and may compete with the Company in both obtaining licenses to brand name or entertainment properties and supplying lottery products to the lottery jurisdictions.

     In addition, to the best of the Company's knowledge, no other company has ever attempted to utilize merchandise with a licensed lottery game. The Company has positioned itself to utilize such merchandise prizes. For the last five years, a large portion of the Company's lottery business has been the distribution of videos, compact discs and audio cassettes as second-chance prizes. The Company has distributed nearly five million such prizes and has experienced little to no competition in this area of the business. See "-Risk Factors-Competition."

INTELLECTUAL PROPERTY

     In 1996, the Company created its Licensed and Patented Games division. To launch this division, the Company purchased the assets of a games development company, Vegas Pull Tabs, Inc. d/b/a GameMakers and Consultants, an unaffiliated third party. Those assets consisted primarily of (1) a U.S. patent for a series of instant games; and (2) a U.S. patent application which was subsequently granted for interactive bingo-like games and methods of play. Due to this acquisition, the Company owns patents for certain game formats or playstyles of JACKS OR BETTER,-Registered Trademark- BONANZA BINGO-Registered Trademark- and HOLD'EM POKER,-TM- (based on pre-existing games of chance) BLACK JACK, ROULETTE and DRAW POKER (based on pre-existing probability games). The Company does not currently derive significant revenues form such games, but may seek to develop them in the future.

     Bonus Games, a Tennessee partnership ("BG"), is the owner of the trademarked name JACKS OR BETTER. The Company has the exclusive use to the trademark name as it pertains to scratch-off instant lottery tickets sold to North American lotteries pursuant to an agreement with BG dated July 17, 1996. The agreement terminates on August 1, 2000. Stuart Entertainment, Inc. ("Stuart") is the owner of the trademarked name BONANZA BINGO. The Company has the exclusive use to the trademark name as it pertains to scratch-off instant lottery tickets sold to North American lotteries (excluding the Canadian Province of Ontario) pursuant to an agreement with Stuart dated September 24, 1996. The agreement terminates on December 31, 1999. There can be no assurance that after such license agreements terminate, the Company will be able to renew them on an exclusive basis, on favorable terms or at all. Both BG and Stuart are unaffiliated with the Company.

HISTORY AND ORGANIZATION

     The Company is a Delaware corporation which was incorporated on December 29, 1994 under the name, Puff Process, Inc. The name of the Company was changed to MDI Entertainment, Inc. and a one share for one hundred reverse stock split was effected in connection with the purchase, in August 1997, of both Media Drop-In Productions Inc., a Delaware corporation ("MDIP"), and MDI-Missouri, Inc., a Missouri corporation ("MDIM" and collectively with MDIP, "MDI"), in exchange for 4,800,000 shares of its common stock, $.001 par value per share (the "Common Stock"), and notes in the aggregate principal amount of $300,000. The acquisition of MDI was effected through reverse mergers with two wholly-owned subsidiaries of the Company. These transactions resulted in a change in control of the Company, with Steven Saferin holding approximately 56% of the outstanding shares of Common Stock. See "-Risk Factors-Control By Management." Pre-merger holders of Puff Process, Inc. hold approximately 32.1% of the outstanding shares of Common Stock in post-merger MDI Entertainment, Inc.

     MDIP was incorporated in Texas in 1986 and reincorporated in Delaware in 1989. MDIM was incorporated in Missouri in 1995 to operate the Company's Missouri lottery program. MDI-Texas, LLC ("MDIT"), a company of which MDIP owns 66.7%, was formed in 1995 to operate the Company's Texas lottery program. MDIT is being collapsed into MDIP now that the Texas lottery contracts have ended. The equity portion remaining of the minority owners will be distributed in cash in an amount, as of November 30, 1998, of approximately $35,000. The minority owners are unaffiliated with the Company.

     Steven M. Saferin, President, Chief Executive Officer and Director of the Company, founded MDIP in 1986. Its initial mission was the production and sale of quality drop-in or vignette programming (30-second programs produced in a donut format to allow an advertiser to insert its commercial in the "hole" of the donut). MDIP produced a series of vignettes which it sold to Fortune 500 companies, other nationally known companies and government agencies.
In 1989, MDIP began the development of its first video premium promotion.

     MDIP began focusing on lottery promotions in 1987 when it marketed a drop-in series titled "The New Millionaires" to state lotteries. In 1990 it created and began marketing its Instant Entertainment Connection ("IEC") lottery promotion. This promotion, tied to an instant or scratch ticket, allowed lotteries to offer second-chance entertainment prizes (video tapes, compact discs and audio cassettes) to players with non-cash winning tickets. To date, this promotion has been utilized by 21 U.S. lotteries, with nearly 5 million prizes distributed to lottery players in those states. The Company still markets this promotion on a limited basis, although there are currently no IEC promotions in progress or scheduled for introduction in the near future. In 1996, the Company changed its focus to concentrate on lotteries designed around licensed brand names and entertainment properties, leveraging off of the experience and reputation gained from the IEC promotions. See "-Lottery Promotions."

POTENTIAL EXPANSION OF BUSINESS

     The Company is currently evaluating several unrelated opportunities in the lottery industry. The Company's reputation in the industry results in it receiving numerous unsolicited approaches for joint ventures and other business relationships. The Company anticipates that over the next several years, it will attempt to introduce additional unrelated products to the lottery industry, but there can be no assurance that it will do so or that such efforts will be successful.

     The Company is beginning to analyze opportunities presented by its current and potential products with international lotteries. With the exception of TIMES SQUARE 2000, none of the Company's current licenses permit it to market the property outside the United States or, in one instance, North America. The Company has had discussions with certain license holders about acquiring international rights on a country-by-country basis. There can be no assurance that such rights will be obtained. The Company is seeking full international rights, if appropriate, for all new properties. In the next year, the Company believes it will acquire international rights to several properties and commence an international marketing effort.

     The Company has also begun to investigate licensing opportunities outside the lottery industry, but in gaming. Specifically, the Company opened negotiations with license holders relative to licensing their properties for slot machines. There can be no assurance that such negotiations will be successful or, if successful, will result in the actual development and sale of such slot machines.

     In July 1998, the Company entered into a Letter of Intent with a marketing and sales company to establish a joint venture for networks of alpha-numeric pagers for the purpose of selling banner advertising on the various news slots available on such pagers. The Company continues to review the possibility of a joint venture. Should an agreement be finalized, the Company does not expect to generate significant revenue until the second quarter of fiscal year 2000. However, there can be no assurance that an agreement will be finalized or that a joint venture will produce significant revenue at such time or at all.

     The Company is at a preliminary stage with respect to the opportunities described above, and the Company has not yet determined to pursue any such opportunities, the cost associated therewith or the sources of funding therefor. The Company is likely to pursue opportunities with respect to international lotteries; however, such pursuits depend upon the Company's evaluation of the costs of international fulfillment, including import and export duties, foreign taxation issues, currency exchange issues and the costs of marketing and developing the Company's reputation in international lottery jurisdictions.

RECENT DEVELOPMENTS

     LICENSED PROPERTIES

     The Company has entered into 11 separate contracts with ten (10) lotteries based on the HARLEY-DAVIDSON-Registered Trademark- property, with a combined total of over $5.5 million in revenue, a majority of which is expected to be generated in fiscal 1999. Included is the Company's first contract with a Canadian lottery, the British Columbia Lottery Corporation. The Company secured the HARLEY-DAVIDSON-Registered Trademark- license in December 1997 and will continue to aggressively market the property to lotteries throughout the United States and Canada.

     The Company's WHEEL OF FORTUNE-Registered Trademark- license expired in November 1998. However, the Company and WHEEL OF FORTUNE-Registered Trademark-representatives have agreed to extend this license for another year at a cost of $10,000. Two additional lotteries have agreed to launch WHEEL OF FORTUNE-Registered Trademark- games during the fiscal year ending May 31, 1999.

     The Company's STAR TREK property, which has been used or is scheduled to be used by a total of ten lotteries, is beginning to decline in popularity. The Company does not expect to aggressively pursue additional STAR TREK contracts.

     The Company has recently signed a new licensing agreement with the organizers of TIMES SQUARE 2000, who are running the Times Square ball drop to mark the start of the new millennium. The Company will commence aggressive marketing of the TIMES SQUARE 2000 property to the lottery industry worldwide. However, the Company anticipates most revenues from the property will be generated in the second and third quarters of the fiscal year ending May 31, 2000 due to the theme of the property.

     The Company has signed a new three-year licensing agreement with LOUISVILLE SLUGGER and has reached agreement with at least one lottery to utilize the brand in the spring of 1999, resulting in the majority of revenue to be recognized in FY 2000.

     In addition, the Company has reached an agreement with Dick Clark Production's AMERICAN BANDSTAND to develop a joint venture for lottery promotions throughout the world.

EMPLOYEES

As of January 28, 1999, the Company had fourteen full-time employees and one part-time employee, approximately five of whom were employed in the area of sales and marketing, four in operations and six in administration. The Company's employees are not represented by a union or governed by a collective bargaining agreement. The Company has entered into employment agreements with Steven M. Saferin and Kenneth M. Przysiecki. See "Executive Compensation-Employment Agreements." The Company has also entered into a consulting agreement with 1010 Productions, Inc., the president and sole shareholder of which is Linda Kesterson Saferin, spouse of Steven M. Saferin, and former employee, officer and director of MDIP. See "Certain Relationships and Related Transactions."

RISK FACTORS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS. Statements in this Registration Statement on Form 10-SB under the captions "Description of Business," "Management's Discussion and Analysis or Plan of Operations," and elsewhere in this Form 10-SB, as well as statements made in press releases and oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical fact, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Form 10-SB under the caption "Risk Factors," that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "plans," "anticipates," or "intends," to be uncertain and forward-looking. All cautionary statements made in this Form 10-SB should be read as being applicable to all related forward-looking statements wherever they appear. Investors should consider the following risk factors as well as the risks described elsewhere in this Form 10-SB.

HISTORY OF LOSSES. The Company has incurred net losses of $1,413,053 and $2,118,893 for the fiscal years ended May 31, 1997 and 1998. There can be no assurance that the Company will operate profitably in the near future or at all.

NET WORTH. The Company had a negative net worth of $2,659,303, as of May 31, 1998. There is no assurance that the Company will be able to operate profitably in the future or at all.

ADDITIONAL FINANCING. As of May 31, 1998, the Company's current liabilities exceeded its current assets by $2,970,607 and its total liabilities (including deferred income) exceeded it total assets by $2,659,303. In order to complete its current licensing plan, the Company will need additional financing. The Company currently intends to seek additional financing over the next 12 months; however, the Company has not determined the amount which it will seek to raise or the form of such financing (i.e. debt or equity). There can be no assurance that the Company will obtain additional financing for its future operations or capital needs on favorable terms, if at all.

RELIANCE ON MAINTAINING RIGHTS. The success of the Company will be dependent upon the Company maintaining its current licenses for the rights to use names and well known logoed merchandise. Certain of such licenses are terminable if Steven M. Saferin does not control at least 50% of the Company and will need to be renegotiated if the Company plans to expand through the acquisition of new companies through the issuance of stock or the issuance of securities to raise additional equity capital. The terms of the current licenses are generally for 1.5 to 3 years, although they may be terminated sooner under certain circumstances. There is no assurance that the current licenses will be renewed once they expire.

DEPENDENCE ON SUPPLIERS. The Company supplies the lotteries with logoed merchandise pursuant to its contracts. The Company obtains approximately 95% of this merchandise from authorized representatives of the licensor. There can be no assurance that the logoed merchandise will be available from such authorized representatives when needed by the Company to satisfy its obligations to the lotteries.

RELIANCE ON ACQUIRING RIGHTS. The Company's success is dependent on its ability to obtain rights to use well known entertainment and other similar properties for use on lottery tickets and related merchandise. There is no assurance that the Company will continue to obtain such licenses on favorable terms or at all.

RELIANCE ON KEY CUSTOMERS. The Company's licensing rights are, by design, currently limited to United States or North American lotteries. There are currently 37 United States lotteries and five additional Canadian lotteries.
The extremely limited potential customer base means that if any target lottery refuses to purchase a particular promotion from the Company or if it only uses a promotion once, there may be a significant negative impact on the Company's revenue and earnings. The two state lotteries that purchased promotions accounting for the highest percentage of the Company's revenues during fiscal 1998 were Wisconsin and New Jersey with 38% and 39%, respectively. There can be no assurance that these lotteries will maintain the same level of promotions or that other lotteries will increase promotions beyond current levels, if at all.

FLUCTUATING REVENUES. The Company's revenues are derived on a contract-by-contract basis from state lotteries. There are no regular on-going sources of revenue at the present time and the Company continually creates and markets new promotions to its lottery customers. Lotteries frequently move start dates for promotions thereby causing gaps in the Company's cash flow. Moreover, the useful life of a license is generally relatively short as the novelty of the game or the popularity of the licensed material wanes over time. The Company may depend on a particular promotion in any given year, and a decrease in sales of the promotion or the loss of the underlying license would seriously impact the Company's revenues and earnings.

UNCERTAIN MARKET/GOVERNMENT REGULATION. There is a growing concern in the United States about the explosion of gaming. The creation of The National Gambling Impact Study Commission and its expected report, may negatively impact state lotteries and other gaming activities and hence the Company's business. No assurance can be given that there will not be an adverse change in the lottery laws of any jurisdiction in which the Company does business. In addition, the Company cannot predict the nature of the regulatory process in any jurisdiction that may authorize the use of instant tickets in the future. Any such regulatory process may be burdensome to the Company and its customers or their key personnel and could include requirements that the Company would be unable to satisfy. See "-Government Regulation."

CONTROL BY MANAGEMENT. The Company's officers and directors beneficially own approximately 61% of the outstanding Common Stock and Steven M. Saferin owns approximately 56%. The Certificate of Incorporation of the Company does not provide for cumulative voting for the Board of Directors. As a result, Steven M. Saferin and management have the ability to control the election of the directors of the Company and the outcome of issues submitted to a vote of the stockholders of the Company. See "Security Ownership of Certain Beneficial Owners and Management."

DEPENDENCE ON KEY EXECUTIVE. The Company's success depends to a significant extent on the performance and continued service of Steven M. Saferin, an officer and director of the Company. MDIP has entered into an employment agreement with Mr. Saferin which expires on August 8, 2002 or three years from the date the Company first files a registration statement with the Securities and Exchange Commission (the "SEC"), whichever is later. The Company does not carry key man insurance. See "Executive Compensation-Employment Agreements."

COMPETITION. The Company acquires exclusive rights to license entertainment and other properties to the U.S. lottery industry. To date, the Company has not faced substantial competition in acquiring such rights. However there are several organizations that also design and promote lottery games and promotions based on licensed brands. One company has, to date, limited itself to board games and another, puzzles and fortunes. There is no guarantee that either of these companies would not more aggressively pursue the types of entertainment properties the Company has targeted. In addition, it is possible that potential licensors may design their own lottery games and seek to market them directly to the lotteries, thus bypassing the Company. Another potential source of competition are the printers of instant tickets who, to improve their own competitive standing, might attempt to acquire licensing rights for various properties to offer exclusively to their lottery customers and enhance their competitive bidding for lottery printing contracts. See "-Competition."

NO LIKELIHOOD OF DIVIDENDS. The Company has never paid any cash or other dividends on its Common Stock. At present, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business. Investors who anticipate the need for immediate income from their investment should refrain from purchasing the Company's Common Stock.

LACK OF LIQUIDITY. The Company's Common Stock is not traded on The Nasdaq Stock Market or any stock exchange. There can be no assurance that a stockholder would be able to buy or sell shares when desired.

INDEMNIFICATION AND EXCLUSION OF LIABILITY OF DIRECTORS AND OFFICERS. So far as permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation and By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. As a result of such provisions, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Company and its stockholders.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     All statements contained herein that are not historical facts, including but not limited to, statements regarding the Company's current business strategy and the Company's plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Generally, the words "anticipates," "believes," "estimates," "expects" and similar expressions as they relate to the Company and its management are intended to identify forward looking statements. Actual results may differ materially. Among the factors that could cause actual results to differ materially are those set forth under the caption "Description of Business-Risk Factors." The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements speak only as of the date made.

     The Company's principal business has been the scratch ticket segment of the government lottery industry. The Company is a leader in designing and marketing instant scratch ticket games based on licensed brand names and entertainment properties and the Company's lottery promotions feature such properties licensed by the Company. Prizes awarded in such promotions typically include a number of "second chance" prizes related to the licensed property, including collectible logo-bearing merchandise such as logoed T-shirts and caps, and other related merchandise such as posters, money clips, telephones, playing cards, film cells, stadium blankets, carryall bags, jackets, electronic games, video and music collections, watches, clocks, credit cards with prepaid credit, trips and, in the case of HARLEY-DAVIDSON,-Registered Trademark- HARLEY-DAVIDSON 1200 Sportster motorcycles.

     The Company developed its strategy of identifying such properties in early 1996. Prior to that time, the Company had developed a series of promotions that utilized popular videotapes, compact discs and audiocassettes as second chance lottery prizes. Those promotions enabled the Company to develop an expertise in sourcing and distributing products as second chance lottery prizes and to develop a reputation with lottery personnel as a reliable organization attuned to the special needs of lotteries and their players.

     The financial results of the last two fiscal years are not indicative of the results of the current 1999 fiscal year or, the Company believes, other future years. As the Company cut back its video and music promotions during fiscal years 1997 and 1998 in order to shift to its licensing strategy, revenue from such promotions decreased at an accelerated rate. The Company's decision to embark on its licensing strategy in mid-1996 did not result in any appreciable revenues for the Company until the fourth quarter of fiscal year 1998. The Company's shrinking revenues, combined with one-time charges in both fiscal years 1998 and 1997, resulted in substantial losses for both of those years. It should be noted, however, that at the conclusion of fiscal year 1998, the Company had over $2.9 million in deferred revenues from license-based promotions, and that fourth quarter revenue numbers were almost the equivalent of revenues for the rest of the fiscal year. The Company expects first quarter fiscal year 1999 results to reflect a full integration of its licensing strategy with significantly improved revenues, income, margins and cash flow.

     The Company derives over ninety-five percent (95%) of its revenues from lotteries in two distinct ways. First, the Company will usually charge a lottery a license and royalty fee to utilize a particular licensed property as a lottery game. License fees are a fixed assessment while royalties are a percentage of the printing cost of the tickets. Contracts for licensed properties typically include an up-front license fee and a royalty based on the manufacturing cost of tickets. Manufacturing costs of tickets usually range from $10.00 per thousand to $30.00 per thousand. Actual costs depend on the size of the ticket and the quantity printed. Ticket quantities range from about one million to as many as 60 million with an average quantity of about five million.

     The Company's second source of lottery revenue is the sale of logoed merchandise to the lottery as second-chance prizes. In merchandise-based lottery games, between 5% to 10% of a lottery's prize fund is typically used for the purchase of merchandise related to the property the lottery is utilizing. Typically, the Company purchases merchandise from other licensees of the property and resells the merchandise to the lottery at a price that is designed to include overhead costs, profit, shipping and handling and any marketing support the Company provides the lottery such as brochures, posters or other advertising assistance for which there are no separate charges.

     The Company's ability to maintain its projected earning stream is dependent on its ability to maintain and secure licensed properties, sell these properties to lotteries and the performance of the properties once they are introduced as lottery games to players. The Company believes that revenues will fluctuate as individual license-based promotions commence or wind down and terminate. In addition, the Company's licenses (which are generally for 1.5 to 3 years) terminate at various times over the next several years. Moreover, the useful life of a license is generally relatively short as the novelty of the game or the popularity of the licensed material wanes over time. The timing of agreements with the lotteries to run promotions, the acquisition of new licenses and the commencement of new promotions is unpredictable. Accordingly, period to period comparisons may not be indicative of future results.

                                                YEAR ENDED MAY 31
                                                -----------------
                                 1998             %            1997            %
                              ----------       -------      ----------      -------
Total revenue                 $1,984,840       100.0        $4,019,407       100.0
Cost of revenues               2,313,831       116.6         2,662,170        66.2
Gross (loss) profit             (328,991)      (16.6)        1,357,237        33.8
Selling, general and
   Administrative expenses    1,797,631         90.6         2,717,652        67.6
Operating loss                (2,126,622)     (107.2)       (1,360,415)      (33.8)
Interest expense                  51,821         2.6            76,634         1.9
Interest income                  (36,894)       (1.9)          (28,040)        (.7)
Other expense                     12,405          .6            15,757          .4
Minority interest                (31,936)       (1.6)          (27,916)        (.7)
Loss before income taxes      (2,122,018)     (106.9)       (1,396,850)      (34.7)
Income tax benefit
 (expense)                         3,125          .2           (16,203)        (.4)
Net loss                     $(2,118,893)     (106.7)      $(1,413,053)      (35.1)


YEAR ENDED MAY 31, 1998 COMPARED TO YEAR ENDED MAY 31, 1997

     Results for the fiscal year ended May 31, 1998 ("FY 98") reflect a loss of $2,118,893, compared to a loss for the fiscal year ended May 31, 1997 ("FY 97") of $1,413,053. The loss from FY 97 was primarily attributable to early stages of phasing out the Company's Instant Entertainment Connection ("IEC") video and music promotions and the early stages of development of the Company's licensing strategy. The phase out accelerated in FY 98 as the Company completed nearly all of its IEC promotions but was unable to generate substantial revenue from licensing promotions until the fourth quarter of FY 98.

     Total revenue for FY 98 was $1,984,840 as compared to $4,019,407 for FY 97, a decrease of $2,034,567 (103%). The overall decrease in revenue was primarily attributable to the winding down and completion of the IEC promotions with most of the lotteries.

     Revenues for the Company's new licensed properties promotions increased to $1,702,356 in FY 98 compared to $124,267 for FY 97 when the Company first developed its licensed game strategy. Revenue for FY 98 does not include $2,906,047 from contracted promotions of licensed properties with various lotteries as to which the Company has already received payment because this revenue had not yet been earned as of May 31, 1998. Such amount will be recorded as revenue upon the shipment of contracted merchandise and is recorded on the balance sheet as a deferred revenue liability, reflecting the Company's obligation to ship such merchandise.

     Cost of revenues as a percentage of sales for FY 98 was $2,313,831 (116.6%) compared to $2,662,170 (66.2%) for the year ended May 31, 1997. The major costs of revenue include merchandise awarded as prizes, fulfillment of the prizes to lottery winners and project marketing costs associated with creating and printing brochures, mailers, posters, and catalogs. The increase in cost of revenues as a percentage of sales is attributable to a one-time accounting write-off. See discussion in following paragraph.

     The gross loss for FY 98 was $328,991 (16.6% of sales) compared to gross profit for FY 97 of $1,357,237 (33.8% of sales). Gross profit (loss) for both years was affected by one-time accounting write-offs and compliance with recently issued accounting Pronouncements. For FY 98, the Company expensed $786,000 of commissions related to an agreement for procurement services related to video and audio entertainment media. The contract began in 1994 and was to be paid on a formula basis over a number of years. Due to the strategic change in the Company's business, which included the phase out of the IEC promotions, the Company expensed the remainder of the contract obligation this year. Had the Company not expensed the remaining commissions for procurement services, gross profit would have been $457,009 (23.0% of sales) for FY 98.

     Selling, general and administrative expenses for FY 98 were $1,797,631 (90.6% of sales) compared to $2,717,652 (67.6%) in FY 97. The major selling, general and administrative expenses for the Company are salaries, consulting fees, rent, convention and travel expenses. The increase as a percentage of sales is primarily due to certain fixed or partially fixed costs which did not decrease as revenues decreased in FY 98. However, compliance with SOP 98-5 "Reporting on the Costs of Start-up Activities" (see "-Recently Issued Accounting Standards"), also resulted in $83,000 being charged all in FY 98.

     Absolute dollars were higher in FY 97 due primarily to three items. First, related party compensation under agreements no longer in existence resulted in payments of $213,000 more than under the agreements the Company currently has with certain officers and directors. Second, a $240,000 legal fee settlement associated with the successful resolution of a potential lawsuit the Company was prepared to file over a licensed property. Finally, compliance with accounting Pronouncement SFAS No. 121 (see "-Recently Issued Accounting Standards") resulted in a one-time charge to selling general and administrative expenses of $281,000 for the write-off of costs in excess of net assets acquired associated with the Company's purchase of assets in 1989. Had these charges not occurred, SG&A would have been $1,983,652 (49.4%) for FY 97.

     Interest expense decreased to $51,800 in FY 98 from $76,600 in FY 97. This decrease was due to a reduction in short-term borrowing requirements in FY 98.

     Interest income increased to $37,000 in FY 98 from $28,000 in FY 97 primarily due to investment of larger cash balances during FY 98.

     Other expense net for FY 98 was $12,400 compared to $15,800 for FY 97. Expenses for both years were associated with the Company's efforts in going public prior to the mergers and primarily represent legal expenses.

     The minority interest of MDIT owned by third parties (66.7% owned by MDIP and 33.3% owned by third parties) (the "Minority Interest") was reduced in FY 98 by $31,900 as compared to $27,900 in FY 97 due to increases in net losses of MDIT. These amounts are income to the Company as losses reduce the amount of remaining accumulated Minority Interest obligations owed by the Company, as shown on the balance sheet.

     For the reasons set forth above, the Company had a loss before taxes of $(2,122,018) for FY 98 as compared to a loss before taxes of $(1,396,850) for FY 97.

LIQUIDITY AND CAPITAL RESOURCES

     As of May 31, 1998, the Company had cash of $960,400 compared to $8,200 as of May 31, 1997. The increase was due principally to receiving large contract amounts for promotions launching in the fourth quarter of FY 98. On May 31, 1998, the Company had a net working capital deficit of $2,970,600. However, $2,906,000 of this deficit is deferred revenue (i.e. revenue as to which the Company received payment, but which is recorded as a deferred revenue liability until the shipment of contracted merchandise). Accordingly, such liability will not adversely impact cash flow and without such liability, the working capital deficit would have been $64,600. On May 31, 1997, the net working capital deficit was $708,400. The improvement in FY 98 is primarily due to increased business activity and the billing and collection of contracts either totally or partially in advance of contract performance.

     The cash requirements of funding the Company's growth have historically exceeded cash flow from operations. Accordingly, the Company has satisfied its capital needs primarily through debt and equity financings, as well as cash flow from operations.

     The Company's outstanding indebtedness as of May 31, 1998 was $150,754, represented by a variety of debt instruments which bear interest at fixed rates ranging from 10% to 20% per annum.

     Subsequent to May 31, 1998, the Company's indebtedness changed by converting $600,000 of accrued commissions into a note payable over 24 months at 10.75% with the final payment December 15, 2001. This conversion allows the Company to better manage its cash flow requirements. In addition, as of November 30, 1998, the Company's indebtedness was $24,750 represented by one debt instrument at 10% due in August 2001.

     The Company does not have any material capital commitments and does not currently anticipate making any substantial expenditures other than in the normal course of business activity, including the procurement of new licenses.

RECENTLY ISSUED ACCOUNTING STANDARDS

     STATEMENT OF POSITION (SOP) 98-5 "REPORTING ON THE COSTS OF START-UP ACTIVITIES." In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP"). The SOP is effective for financial statements for fiscal years beginning after December 15, 1998 with earlier application allowed in fiscal years for which annual statements have not been issued. The Company has chosen an early adoption of this SOP and therefore, expensed $34,727 of organizational costs incurred during fiscal 1998 as a component of selling, general and administrative costs. In addition, included in amortization expense is $48,269 of organization costs incurred in prior periods.

     STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS NO. 121) "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS." In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     The Company reviews it capitalized marketing costs annually to determine if an impairment has occurred. The Company recognizes that an impairment has occurred when the state's proposed lottery program is not expected to result in a contract with positive cash flow. Effective June 1, 1996, MDI adopted SFAS No. 121 which identified an impairment of certain capitalized marketing costs of $226,000. MDI recorded this impairment as a component of the cost of revenues.

     As a result of SFAS No. 121, MDI also recognized an impairment of $281,000 in the value of the cost in excess of assets acquired during fiscal 1997.

SEASONALITY AND REVENUE FLUCTUATIONS

     The Company's business is not seasonal. However, the Company's revenues are expected to fluctuate as individual license-based promotions commence or wind down and terminate. The useful life of a promotion is generally relatively short as the novelty of the game or the popularity of the licensed material wanes over time. In addition, the Company's licenses (which are generally for 1.5 to 3 years) terminate at various times over the next several years. The life span of a promotion, the timing of agreements with the lotteries to run promotions, the acquisition of new licenses and the commencement of new promotions are unpredictable. Also, since most lotteries are government agencies with lottery executives appointed by the state's governor or other high ranking official, opportunities or projects in progress can be slowed after an election if the incumbent governor is not reelected. Accordingly, period to period comparisons may not be indicative of future results.

YEAR 2000

     The Company has commenced an assessment of the hardware, software and network components of its information technology systems. To date, the Company has replaced approximately 19 of its 22 CPUs with those that, according to manufacturers' representations, are Year 2000 compliant. The Company anticipates that the remaining three CPUs will be upgraded before May 31, 1999. The Company also purchased a new server less than a year ago which, according to manufacturer's representations, is Year 2000 compliant. The operating systems used by the Company are Windows 95 and Microsoft Office 97, which are both Year 2000 compliant according to manufacturers' representations. The Company anticipates that its network will be upgraded as well by May 31, 1999.

     New accounting and operational "SBT" software has been obtained which, according to manufacturer's representations, is Year 2000 compliant and which is expected to be installed after the close of the Company's fiscal year (May 31, 1999) to safeguard against delays in meeting financial reporting requirements. Peripheral operational software, which was customized, is being reviewed for integration with the "SBT" accounting and operational software. Due to the Company's shift to licensed promotions, it is anticipated that the customized software previously required does not have to be completely rewritten. Foxpro which houses the additional database required to operate the customized software is being upgraded to Version 6.0 which, according to manufacturer's representations, is Year 2000 compliant. The Company has retained a Year 2000 compliance service provider (the "Compliance Service Provider") to make the required changes and integrate this software accordingly. Scheduling of this work has been undertaken by the Compliance Service Provider.

     Two third-party subcontractors are utilized by the Company, one is a fulfillment facility and the other a data collection house. The Company has historically provided the software needed to support these two functions. This software is also being upgraded by the Compliance Service Provider to be Year 2000 compliant. Both subcontractors have provided the Company with assurances that their hardware will also be Year 2000 compliant.

     The original budget for Year 2000 compliance work was $50,000. As of this date, it is expected this budget will be met.

     The Company's most substantial foreseeable risk in respect of the Year 2000 is with third-party subcontractors and its own customized software which supports them. To insure the Company's ability to function in this period of uncertainty, the Company has developed a contingency plan to permit fulfillment to be accomplished by alternate procedures utilizing existing third-party subcontractors. Similar contingency plans have been developed to manage inventory and data management and accounting.

     The Company believes it has taken appropriate steps to be Year 2000 compliant. It has also prepared a contingency plan to handle as many risks as it foresees. However, no assurance can be given that problems will not be encountered in connection with the date change from December 31, 1999 to January 1, 2000. The Company does not believe these problems will have a material adverse effect on the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company maintains its executive offices in approximately 3,400 square feet of space in Hartford, Connecticut pursuant to a lease expiring on December 31, 1999. The Company does not have an option to renew. Monthly lease payments average approximately $3,800 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                               PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to the Company, as of January 28, 1999, regarding the beneficial ownership of the Company's voting securities by (i) each person who is known by the Company to own of record or beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors and the Named Executive Officers, as defined in Item 6, and
(iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders listed in the table below has sole voting and dispositive power with respect to shares beneficially owned by such stockholder.


                                 NUMBER OF SHARES
NAME OF BENEFICIAL OWNER (1)    BENEFICIALLY OWNED     PERCENT OF CLASS
---------------------------     ------------------     ----------------

Steven M. Saferin                   4,366,124(2)             56.0%

Agostino T. Galluzzo                  433,876                 5.6%

Kenneth M. Przysiecki                 230,000(3)              3.0%

Robert J. Wussler                     300,000(4)              3.7%

Todd P. Leavitt                             0(5)                0%

S. David Fineman                            0(5)                0%

All directors and executive
officers as a group (7 persons)     4,896,124(6)             60.6%

--------------------
(1) The address for Messrs. Saferin, Galluzzo, Przysiecki , Wussler, Leavitt and Fineman is c/o MDI Entertainment, Inc., 201 Ann Street, Hartford, Connecticut 06103
(2) Excludes 225,000 shares underlying options granted, subject to stockholder approval of the Plan.
(3) Excludes 30,000 shares underlying options granted, subject to stockholder approval of the Plan.
(4)  Includes 300,000 shares underlying exercisable options.
(5) Excludes 150,000 shares underlying options granted, subject to stockholder approval of the Plan.
(6) Excludes 50,000 shares underlying options granted, subject to stockholder approval of the Plan, to executive officers not named above.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company are as follows:



      NAME                    AGE                 POSITION
      ----                    ---                 --------
Steven M. Saferin             50        President, Chief Executive Officer and
                                        Director

Robert J. Wussler             62        Director

Kenneth M. Przysiecki         54        Chief Financial Officer, Secretary and
                                        Director

Charles W. Kline              38        Vice President of Sales and Marketing

Robert R. Kowalczyk           51        Vice President and General Manager

Todd P. Leavitt               47        Director

S. David Fineman              53        Director


STEVEN M. SAFERIN

     Mr. Saferin has been the President, Chief Executive Officer and a member of the Board of Directors of the Company since August 1997. Since January 1986, Mr. Saferin has been President and Chief Executive Officer of MDIP, which today is a wholly-owned subsidiary of the Company. In this capacity, Mr. Saferin has been primarily responsible for product development, marketing and sales. Mr. Saferin conceived and led MDIP's entry into the lottery industry and has since been the key employee in revising, refining and creating new products and marketing initiatives for the Company to offer to the lottery industry. Prior to founding MDIP, Mr. Saferin was Director of Program Acquisitions at ESPN from 1982 to 1986. He supervised a 16 person department in the areas of product acquisition and scheduling. From 1978 to 1982, Mr. Saferin was active in Cable television franchising as a Vice President with both Viacom Communications and Warner Amex Cable. In those capacities, he supervised Cable television franchising activities in dozens of major markets. Prior to entering business, Mr. Saferin was an Attorney-Advisor to the Cable Television Bureau of the Federal Communications Commission, as well as a member of the law department at Viacom International, Inc. Mr. Saferin received a B.A. in journalism from American University and received his J.D. after attending the Georgetown University and the University of Maryland Schools of Law.

ROBERT J. WUSSLER

     Mr. Wussler has been a member of the Board of Directors since August 1997. He has been Chairman of the Board of Directors of U.S. Digital Communications, Inc., (a telecommunications company) since March 1997 and President and Chief Executive Officer since June 1998. He has also been President and Chief Executive Officer of The Wussler Group, which owns several telecommunications ventures, since February 1992. From June 1995 to June

1998, Mr. Wussler served as President and Chief Executive Officer of Affiliate Enterprises, Inc., a privately held company which acts as the syndication branch of 51 media companies. Prior to his current activities he was the President and CEO of Comsat Video, the international satellite telecommunications company from 1990 to 1993. Mr. Wussler is one of the founders of CNN (Cable News Network) having founded the network when he was Senior Executive Vice President with Turner Broadcasting from 1980 to 1990. During his tenure with Turner Broadcasting, he was also President of the Atlanta Braves professional baseball team and the Atlanta Hawks professional basketball team. Prior to joining the Turner organization, Mr. Wussler was President of Columbia Broadcasting System
(CBS) Television, a position he attained from his start in the CBS mail room through being the President of CBS Television. Mr. Wussler is also an independent business consultant having directed such projects as the establishment of a French-Kuwaiti television network in 1993 and the acquisition of MetroMedia Enterprises. He was the founding Chairman of International TelCell which later became a part of MetroMedia International Group in 1993. Mr. Wussler also advised and guided the first African American professional basketball ownership group in the finance, purchase, management and resale of the Denver Nuggets franchise of the National Basketball Association. Mr. Wussler also serves on the Board of Directors of Beachport Entertainment Corp., The Translation Group, Ltd. and EdNet Inc.

KENNETH M. PRZYSIECKI

     Mr. Przysiecki has been Chief Financial Officer, Secretary and a member of the Board of Directors of the Company since August 1997. Since August 1994, Mr. Przysiecki has been Chief Financial Officer of MDIP. Prior to joining MDIP, Mr. Przysiecki was involved in several business start-ups that required his financial planning, negotiating and systems implementation skills. He was a Senior Manager for Noreika, Rosenfeld and Hupp, a C.P.A. firm, from 1989-1992 and was employed as Vice President of Finance for the Keeney Manufacturing Company (a plumbing supply manufacturing company) from 1976 until 1988. He received his C.P.A. while with Arthur Andersen & Co. from 1972 to 1976, and received his B.S. in Business Administration from American International College.

CHARLES W. KLINE

     Mr. Kline joined the Company as Vice President of Sales and Marketing in February 1998. Prior to joining the Company, Mr. Kline was Executive Director of the Pennsylvania State Lottery, the nation's sixth largest lottery from 1992 to 1997. As Executive Director, Mr. Kline oversaw the entire $1.7 billion sales operation. During his five year tenure, Mr. Kline was credited with not only reversing a 3-year slide in sales, but also engineering and implementing a program that caused the lottery to undergo five consecutive years of sales growth. Prior to this post, Mr. Kline served in a variety of key positions in state government. Mr. Kline received a B.A. in Public Service and a Masters in Public Administration, both from the Pennsylvania State University.

ROBERT R. KOWALCZYK

     Mr. Kowalczyk joined the Company as Vice President and General Manager in November 1997. Prior to joining the Company from 1995 to 1997, Mr. Kowalczyk was Vice President and Management Supervisor of Yaffe and Company Advertising of Southfield, Michigan ("Yaffe"). At Yaffe, Mr. Kowalczyk supervised the $10 million advertising and promotions account and aided the product planning for the Michigan State Lottery. Mr. Kowalczyk also supervised the agency's business development and research functions, and participated in the account planning and management for clients including health care, financial services and various retail chains. Prior to his time in Michigan, Mr. Kowalczyk managed product planning and marketing, research and the $32 million advertising and promotional budgets for the Florida Lottery from 1991 to 1995. Under his direction, the lottery reversed a decline in sales growth in that category. Previous to that, Mr. Kowalczyk was the Marketing Director for the Ohio Lottery Commission from 1987 to 1991. He successfully expanded the entire lottery market by introducing instant scratch-off game marketing strategies that have been emulated by virtually every lottery in the years that followed. During his tenure, Ohio Lottery sales increased an average of 16% per year, instant ticket sales increased at 58% per year and profitability increased at the rate of 4% per year. Mr. Kowalczyk received his Associate Degree from Lorain County Community College and earned his Executive M.B.A. from the Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio.

TODD P. LEAVITT

     Mr. Leavitt has been a member of the Board of Directors since November 1998. He founded and has been Managing Director of Tulip Media Ltd.("Tulip Media") since May 1998. Tulip Media furnishes services in areas of feature film, television and video production and distribution as well as media consulting services to a variety of United States and international companies engaged in the entertainment industry. Prior to establishing Tulip Media, Mr. Leavitt served as Chairman of the Alliance Television Group, supervising all television production and distribution activities on behalf of Alliance Communications Corporation, from 1995 to May 1998. Previously, Mr. Leavitt was Executive Vice President of NBC Production Studios, the in-house production arm of the NBC Television Network, from 1990 to 1995. Prior to joining NBC, Mr. Leavitt had been Executive Vice President of Reeves Entertainment Group. Mr. Leavitt is a Phi Beta Kappa graduate of Kenyon College, Gambier, Ohio, and received a law degree from the New York University of Law.

S. DAVID FINEMAN

     Mr. Fineman has been a member of the Board of Directors since November 1998. He is the managing attorney and founder of Fineman & Bach, P.C., a Philadelphia, PA law firm since 1986. Mr. Fineman represents a variety of clients, including governmental authorities and private clients dealing with the government. He has an active litigation practice and represents clients throughout the United States and Japan in both the Federal and State courts.
Mr. Fineman presently serves as special counsel to the Philadelphia Parking Authority, the Secretary of

Banking of the Commonwealth of Pennsylvania, and the Insurance Commissioner of the Commonwealth of Pennsylvania. In 1995, he was nominated by President Clinton and confirmed by the United States Senate to a nine-year term on the Board of Governors of the United States Postal Service, a nine member Board which directs and controls the expenditures, reviews practices and policies, and establishes basic objectives and long-range goals for the Postal Service. In 1994, Mr. Fineman was appointed to the Industry Policy Advisory Committee, a CEO-level committee which advises the Secretary of Commerce and the U.S. Trade Representative on international trade policy issues. Mr. Fineman received a B.A. from American University and received his J.D. from George Washington University Law School.

     Each director holds office until the Company's annual meeting of stockholders and until his successor is duly elected and qualified. Officers are elected by the Board of Directors and hold office at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal year ended May 31, 1998 paid to Steven
M. Saferin, the Company's President and Chief Executive Officer and a director and to Kenneth M. Przysiecki, the Company's Chief Financial Officer and Secretary and a director (together the "Named Executive Officers"). No other executive officer received compensation exceeding $100,000 during the fiscal year ended May 31, 1998.

                                                 SUMMARY COMPENSATION TABLE


                                              ANNUAL COMPENSATION              LONG-TERM COMPENSATION AWARDS
                                     --------------------------------------  ---------------------------------
                                                                                         SECURITIES  LONG-TERM
                                                                             RESTRICTED  UNDERLYING  INCENTIVE
    NAME AND             FISCAL                            OTHER ANNUAL        STOCK      OPTIONS/     PLAN       ALL OTHER
PRINCIPAL POSITION        YEAR       SALARY     BONUS   COMPENSATION (1)(2)   AWARD(S)    SARS (#)    PAYOUTS    COMPENSATION
------------------       ------      ------     -----   -------------------  ----------  ----------  ---------   ------------
Steven Saferin,           1998     $300,000(4)       -        $114,593           -           -           -         $3,654(5)
President/CEO
and Director (3)

Kenneth M. Przysiecki,    1998     $102,000     $2,500         $37,106           -           -           -         $3,030(5)
Chief Financial Officer,
Secretary and Director


__________

(1) Represents revenue-based commissions accrued pursuant to employment agreements. As of November 30, 1998, $180,459 of accrued commissions were owed to Mr. Saferin and $10,874 of accrued commissions were owed to Mr. Przysiecki.
(2) Excludes prerequisites and other personal benefits, securities and properties otherwise categorized as salary or bonuses which, in the aggregate, did not exceed the lesser of either $50,000 or 10% of the total annual salary reported for such person.
(3) The Chief Executive Officer of Puff Process, Inc. did not receive any compensation.
(4) Excludes amounts paid to Mr. Saferin's mother and the company owned by his spouse. Such amounts aggregated $110,000 in fiscal 1998.
(5)  Represents amounts contributed pursuant to the Company's 401(k) Savings
Plan.

DIRECTOR COMPENSATION

     Directors did not receive compensation for serving on the Board of Directors during the fiscal year ended May 31, 1998. However, the Company now compensates its outside directors. In September 1998, Mr. Wussler received stock options outside of the Plan (defined below) for 300,000 shares of Common Stock as compensation for his services as an outside director of the Company. Messrs. Leavitt and Fineman each received stock options pursuant to the Plan (defined below), subject to stockholder approval of the Plan, for 150,000 shares of Common Stock as compensation for their services as outside directors of the Company.

OPTION AND AWARD PLAN

     On September 22, 1998, the Board of Directors of the Company adopted the Company's 1998 Stock Option and Award Plan (the "Plan"), subject to stockholder approval. The Plan provides for the grant of stock awards and options for up to 800,000 shares of Common Stock to those employees, officers, directors, consultants or other individuals or entities eligible under the Plan (as defined) to receive stock awards or options (each, a "Plan Participant"). Options may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. Incentive stock options may be granted only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the Company. Stock awards consist of the sale or transfer by the Company to a Plan Participant of one or more shares of Common Stock which, unless otherwise determined by the Board of Directors or committee administering the Plan, are subject to transfer restrictions and the right of the Company to repurchase if certain conditions specified in the award are not satisfied prior to the end of a restriction period. The plan provides for automatic grants of non-qualified stock options to purchase 150,000 shares of Common Stock to each non-employee director upon his election or appointment to the Board of Directors at the fair market value of the Common Stock on the date of the grant. Such options vest in equal installments over three years. No Plan Participant may receive more than an aggregate of 250,000 shares of Common Stock by grant of options and/or stock awards during the term of the Plan.

     The Plan is administered by the Board of Directors or a committee thereof (the "Plan Administrator), which determines, among other things, those individuals who receive options or awards, the time period during which the options may be partially or fully exercised, the terms of the restrictions, if any, on awards, the number of shares of Common Stock issued as an award or issuable upon the exercise of each option and the option exercise price and the award and repurchase prices.

     The exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted. The per share exercise price of the Common Stock subject to a non-qualified option may be established by the Plan Administrator. The aggregate fair market value (determined as of the date the option is granted) of Common Stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to such person, 10% or more of the total combined voting power of all classes of stock of the Company (a "10% Stockholder") shall be eligible to receive any incentive stock options under the Plans, unless the exercise price is at least 110% of the fair market value of the shares of Common Stock subject to the option, determined on the date of grant. Non-qualified options are not subject to such limitation.

     No stock option may be transferred by a Plan Participant other than by will or the laws of descent and distribution, and, during the lifetime of a Plan Participant, the option will be exercisable only by the Plan Participant. In the event of termination of employment other than by death or disability, the Plan Participant will have no more than three months after such termination during which the Plan Participant shall be entitled to exercise the option, unless otherwise determined by the Plan Administrator. Upon termination of employment of a Plan Participant by reason of death or permanent disability, such Plan Participant's options remain exercisable for one year thereafter to the extent such options were exercisable on the date of such termination.

     Options under the Plan must be issued within 10 years from the Plan's effective date which is September 22, 1998. Incentive stock options granted under the Plan, cannot be exercised more than 10 years from the date of grant. Incentive stock options issued to a 10% Stockholder are limited to five-year terms. All options granted under the Plan provide for the payment of the exercise price in cash or by delivery to the Company of shares of Common Stock having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods. Therefore, a Plan Participant may be able to tender shares of Common Stock to purchase additional shares of Common Stock and may theoretically exercise all of such Plan Participant's stock options with no investment.

     Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan.

     Subject to stockholder approval of the Plan, as of January 28, 1999, the Company has issued options to purchase 667,500 shares of Common Stock under the Plan, which includes grants to (1) the Chief Executive Officer and President of the Company for options to purchase 225,000 shares of Common Stock, (2) other executive officers of the Company for options to purchase 80,000 shares of Common Stock, (3) employees of the Company for options to purchase 62,500 shares of Common Stock and (4) two outside directors of the Company for options to purchase a total of

300,000 shares of Common Stock. As of such date, options to purchase 330,000 shares of Common Stock have been issued outside of the Plan. None of the options granted have been exercised.

     The Company has adopted, subject to stockholder approval at the Annual Meeting of Stockholders scheduled for February 9, 1999 (the "Annual Meeting"), the Plan. Steven M. Saferin has indicated that he will approve the Plan. Accordingly, after the Annual Meeting, the Plan will be approved.

401(k) SAVINGS PLAN

     In fiscal 1996, the Company adopted a 401(k) savings plan, whereby participants can elect to defer up to a specified maximum of their compensation and the Company will match their contribution up to 3% of the employee's base salary. In fiscal 1998 and 1997, the Company contributed $9,429 and $15,037 to the plan, respectively.

EMPLOYMENT AGREEMENTS

STEVEN M. SAFERIN

MDIP has entered into an employment agreement with Mr. Saferin, guaranteed by the Company, which expires on the later of August 8, 2002 or three years from the date the Company first files a registration statement with the SEC registering all of the shares of common or preferred stock owned by Mr. Saferin, and the Company's shares are being traded on the New York Stock Exchange, the American Stock Exchange or The Nasdaq Stock Market. See "Description of Business-Risk Factors-Dependence on Key Executive." Pursuant to his employment agreement, Mr. Saferin receives an annual base salary of $300,000, which may be increased each year in an amount between 5% and 10% of the salary of the immediately preceding year. In addition, Mr. Saferin is entitled to a bonus equal to 2% of the gross revenues of the Company, up to a maximum amount of $335,000 over the term of the agreement. The employment agreement is terminable by MDIP for "good cause" and by Mr. Saferin for "good reason" upon the occurrence of certain events. In the event that MDIP terminates Mr.Saferin's employment without "good cause" or Mr. Saferin resigns for "good reason," MDIP shall pay an amount equal to the present value sum of the salary fixed at the salary rate on the date of termination or resignation which Mr. Saferin would have received through August 7, 2002 had his employment not been terminated. The agreement does not contain any terms regarding non-competition with the Company after the termination of Mr. Saferin's employment.

KENNETH M. PRZYSIECKI

MDIP, Mr. Saferin and the Company have entered into an employment agreement with Mr. Przysiecki, as amended, on a year to year basis starting from October 1 of each year. Pursuant to his employment agreement, Mr. Przysiecki receives an annual base salary of $136,000. Mr. Przysiecki is entitled to a bonus equal to 0.5% of all trade revenue of the Company and its wholly owned entities (reduced proportionately to reflect the Company's ownership interest if less than 100%). Mr.

Przysiecki's employment may be terminated by him or MDIP at any time upon sixty days' prior written notice. However, if employment is terminated by MDIP upon notice, or because of Mr. Przysiecki's death or disability, Mr. Przysiecki is entitled to severance pay equal to one year of his current base salary. The employment agreement provides that Mr. Przysiecki will not compete with MDIP in North America for eighteen months after the termination of his employment. A state court, however, may determine not to enforce such non-compete clause as against public policy.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Many of the following transactions occurred before, or as a result of, the reverse mergers of MDIP and MDIM with and into the Company in August 1997.

     Since July 1996, Elaine Saferin, the mother of Steven M. Saferin, the Company's President and CEO, has been a part-time employee of MDIP. She is paid $1,000 per month for assisting in corporate and bulk mailings and other related tasks.

     From September 1992 to February 1998, Steven M. Saferin owed MDIP approximately $467,260 pursuant to loans from MDIP on September 1, 1992 and May 22, 1995. The interest rate on the debt was the applicable Federal mid-term rate during the duration of the loan (6.56% for final quarter). The loans were secured by personal real estate and were paid in full in February 1998.

     Since August 1994, the Company's subsidiary, MDIP, has retained 1010 Productions, Inc. ("1010") to consult in the areas of trade show activities, software development, systems design, purchasing and product fulfillment. The president and sole shareholder of 1010 is Linda Kesterson Saferin, spouse of Steven M. Saferin, and former employee, officer and director of MDIP. 1010 is currently paid $8,167 per month plus expenses and is retained until February 1, 2000 pursuant to its current consulting agreement with the Company.

     MDIT, a company of which MDIP owns 66.7%, and MDIM, a company of which Mr. Saferin previously owned 91%, have paid MDIP an aggregate management fee of $198,000 in fiscal 1998 and $1,020,000 in fiscal 1997, to operate the Texas and Missouri lottery programs. MDIT is being collapsed into MDIP now that the Texas lottery contracts have ended. MDIM is now a wholly owned subsidiary of the Company.

     MDIT has incurred a commission expense of $10,663 and $51,590 in fiscal 1998 and 1997, respectively, to Steven M. Saferin in connection with the Texas lottery.

     Steven M. Saferin loaned MDIP $50,000 in 1997 and $60,000 in 1998. The loans bore interest at the Federal funds rate and were paid in full as of May 31, 1998.

     In August 1997, Kenneth M. Przysiecki, the Company's Chief Financial Officer, acquired 230,000 shares of Common Stock of the Company from Steven M. Saferin, pursuant to his employment agreement dated April 30, 1996. He was entitled to 5% of any stock received by Mr. Saferin as a result of a sale or merger of MDIP.

     On August 8, 1997, the Company executed a promissory note to Steven M. Saferin in the amount of $273,000 in exchange for Mr. Saferin's agreement to the reverse mergers of MDIP and MDIM with and into the Company. The note had an annual interest rate of 10% (starting on December 7, 1997) and was to be paid in thirty-six equal monthly installments. The note was paid in full by the Company in February 1998. In addition, Mr. Saferin received 4,366,124 shares of Common Stock of the Company in such mergers.

     As a result of the reverse mergers of MDIP and MDIM with and into the Company in August 1997, the Company executed a promissory note to Agostino T. Galluzzo in the amount of $27,000. The note has an annual interest rate of 10% (which started on December 7, 1997) and will be paid in thirty-six equal monthly installments (beginning September 1998). Mr. Galluzzo was a minority stockholder of MDIP and MDIM. The note has not been paid. In addition, Mr. Galluzzo received 433,876 shares of Common Stock of the Company in such mergers.

     On June 1, 1998, Steven M. Saferin guaranteed the Company's $500,000 performance bond provided to the Wisconsin lottery.

     On September 23, 1998, Steven M. Saferin guaranteed the Company's $130,000 performance bond provided to the Louisiana lottery.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 200,000,000 shares of its Common Stock, $.001 par value, of which 7,776,500 shares are outstanding as of January 28, 1999. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to subscribe for any of the Company's securities.

     Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock. All shares of Common Stock outstanding are fully paid and nonassessable. Each stockholder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. The stockholders are not entitled to cumulative voting in the election of directors.

     The Company has adopted, subject to stockholder approval at the Annual Meeting, certain amendments to the Certificate of Incorporation. Such amendments include: (1) a decrease of the authorized Common Stock of the Company such that the aggregate number of shares of Common Stock which the Company shall have the authority to issue shall be decreased from 200,000,000 to 25,000,000; (2) an increase of the authorized capital stock of the Company such that the Company shall have the authority to issue an additional 5,000,000 shares, all of which shall be designated "Preferred Stock"; and (3) a reverse stock split of the Company's Common Stock, such split to combine a number of outstanding shares of Common Stock between two and three, such number consisting of only whole shares and tenths of shares, into one share of common stock. Steven M. Saferin has indicated that he will vote for such amendments. Accordingly, after the Annual Meeting, such amendments will likely occur.

                                      PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

                            PRICE RANGE OF COMMON STOCK

The Common Stock commenced trading on the OTC Bulletin Board on August 8, 1997 under the symbol "MDIH." The following table sets forth, for the fiscal periods indicated, the high and low bid prices of a share of Common Stock as reported by the OTC Bulletin Board for periods on and subsequent to August 8, 1997. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                                                  HIGH          LOW
                                                  ----          ---
FISCAL YEAR 1998
     1st Quarter (commencing August 8, 1997)     $2 7/8        $  5/8
     2nd Quarter                                 $2 1/8        $ 43/64
     3rd Quarter                                 $  1/2        $ 21/64
     4th Quarter                                 $  1/2        $  9/32

FISCAL YEAR 1999
     1st Quarter                                 $1            $  1/4
     2nd Quarter                                 $  3/4        $ 21/64

As of January 4, 1999, there were approximately 1,135 holders of record of the Common Stock.

     The Company has not paid dividends on the Common Stock since inception and does not intend to pay any dividends to its stockholders in the foreseeable future. The Company currently intends to retain earnings, if any, for the development of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements, financial position of the Company, general economic conditions, and other factors the Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is involved in various lawsuits incidental to its business. The Company believes that these proceedings, in the aggregate, will not have a material adverse effect on the Company's operations or financial position.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In the past three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), by virtue of the provisions of Section 4(2) and/or Section 3(b) of the Securities Act.

     In August 1997, the Company sold 451,500 shares of Common Stock at $1.00 per share (an aggregate of $451,500) to International Buying Power Corporation and Millenium Holdings Group, Inc.

     In November 1997, the Company sold 25,000 shares of Common Stock at $0.01 per share (an aggregate of $250) to Millenium Holdings Group, Inc., a consultant.

     As of January 28, 1999, options to purchase 667,500 shares of Common Stock have been granted under the Plan, subject to stockholder approval, and options to purchase 330,000 shares of Common Stock have been granted outside of the Plan at prices ranging from $0.28 to $0.37 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Delaware General Corporation Law ("DGCL"), Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained. DGCL, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which a director or officer acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had reasonable cause to believe the conduct was lawful.

The Company's Certificate of Incorporation includes the following language:

     Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payment of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

The Company's By-Laws include the following language:

     Each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

     The Company has a liability insurance policy in effect for officers and directors. Such insurance, in certain circumstances, insures the directors and officers of the Company against liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934.

     The Company has adopted, subject to stockholder approval at the Annual Meeting, amendments to the Certificate of Incorporation. Such amendments include adding an Article pertaining to indemnification of directors, officers, employees and agents of the Company. Steven M. Saferin has indicated that he will vote for such an amendment. Accordingly, after the Annual Meeting, such amendment will likely occur.

                                      PART F/S

     The Financial Statements and Notes thereto can be found beginning on page F-1, "Index to Financial Statements," following Part III of this Form 10-SB.

                                      PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT

**2.1 Certificate of Incorporation of MDI Entertainment, Inc. (f/k/a Puff Process Inc.) dated December 29, 1994, as amended.

*2.2    By-Laws of MDI Entertainment, Inc. dated January 11, 1995.

*3.1 Registration Rights Agreement dated August 8, 1997, between MDI Entertainment Inc., Steven M. Saferin and Agostino T. Galluzzo.

*3.2    1998 Stock Option and Award Plan, dated September 22, 1998.

*6.1 Second Amended and Restated Employment Agreement dated August 8, 1997, as amended, between Media Drop-In Productions and Steven M. Saferin.

*6.2 Employment Agreement dated April 30, 1996, as amended, between Media Drop-In Productions, Inc., Kenneth Przysiecki and Steven M. Saferin.

*6.3 First Amended and Restated Consulting Agreement dated August 8, 1997, between Media Drop-In Productions, Inc. and 1010 Productions, Inc.

*6.4 Lease dated June 1992, as amended, between Ann Street Limited Partnership by Tunxis Management Co., II, and Media Drop-In Productions, Inc.

**6.5 Agreement and Plan of Reorganization dated August 8, 1997, between MDI Entertainment, Inc., MDI-Connecticut, Inc., MDI-Missouri, Inc. (DE), Media Drop-In Productions, Inc., MDI-Missouri, Inc. (MO), Steven M. Saferin and Agostino T. Galluzzo.

**6.6 Commission Agreement dated December 20, 1994, between Media Drop-In Productions, Inc. and Stamford Media Group, LLC.

**6.7 Letter of Intent dated July 31, 1998, between MDI Entertainment, Inc., Fancaster, Inc. and Craig Krueger.

*27.1   Financial Data Schedule

______________
* Previously filed.
** Filed herewith.

ITEM 2. DESCRIPTION OF EXHIBITS

See Part III, Item 1. of this Registration Statement on Form 10-SB.

                    MDI ENTERTAINMENT, INC. AND SUBSIDIARIES
                    ----------------------------------------

            (FORMERLY MEDIA DROP-IN PRODUCTIONS, INC. AND AFFILIATES)
            ---------------------------------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                           AS OF MAY 31, 1998 AND 1997
                           ---------------------------

                                  TOGETHER WITH
                                  -------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Board of Directors and Shareholders of

                  MDI Entertainment, Inc.:

We have audited the accompanying balance sheets of MDI Entertainment, Inc. and Subsidiaries (formerly Media Drop-In Productions, Inc. and Affiliates) as of May 31, 1998 (consolidated) and 1997 (combined), and the related statements of operations, shareholders' deficit and cash flows for the years then ended. These financial statements referred to above are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDI Entertainment, Inc. and Subsidiaries as of May 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                Arthur Andersen LLP

Hartford, Connecticut
July 21, 1998

                    MDI ENTERTAINMENT, INC. AND SUBSIDIARIES
                    ----------------------------------------

            (FORMERLY MEDIA DROP-IN PRODUCTIONS, INC. AND AFFILIATES)
            ---------------------------------------------------------

                                 BALANCE SHEETS
                                 --------------

                           AS OF MAY 31, 1998 AND 1997
                           ---------------------------

                                     ASSETS
                                     ------

                                                                  1998                    1997
                                                                  ----                    ----
                                                             (consolidated)            (combined)
CURRENT ASSETS:
  Cash                                                          $  960,398            $     8,190
  Accounts receivable                                              317,598                200,575
  Inventories                                                      417,651                132,974
  Other current assets                                              30,203                 52,429
  Loan to officer (Note 8)                                               -                456,023
                                                                ----------            -----------
         Total current assets                                    1,725,850                850,191
                                                                ----------            -----------

PROPERTY AND EQUIPMENT, at cost:
  Equipment                                                        330,052                306,993
  Furniture and fixtures                                           100,571                 96,589
                                                                ----------            -----------
                                                                   430,623                403,582
  Less:  Accumulated depreciation                                 (322,771)              (274,075)
                                                                ----------            -----------
                                                                   107,852                129,507
                                                                ----------            -----------
OTHER ASSETS:
  Licensing costs (Note 2)                                         213,077                150,840
  Organizational costs, net (Note 1)                                     -                 48,269
  Other                                                             52,643                  5,242
                                                                ----------            -----------
         Total other assets                                        265,720                204,351
                                                                ----------            -----------
                                                                $2,099,422            $ 1,184,049
                                                                ----------            -----------
                                                                ----------            -----------
                      LIABILITIES AND SHAREHOLDERS' DEFICIT
                      -------------------------------------

                                                                   1998                   1997
                                                                   ----                   ----
                                                              (consolidated)           (combined)
   CURRENT LIABILITIES:
     Deferred revenue (Note 1)                                  $2,906,047            $        -
     Financing arrangements (Note 3)                               123,754               268,672
     Accounts payable                                              346,491               521,306
     Accrued expenses (Note 6)                                   1,320,165               674,309
     Note payable to shareholder (Note 8)                                -                50,000
       Taxes payable                                                     -                44,321
                                                               -----------           -----------
                  Total current liabilities                      4,696,457             1,558,608

   OTHER LONG-TERM LIABILITIES                                      27,000               150,000

   MINORITY INTEREST                                                35,268                67,176
                                                               -----------           -----------
                 Total liabilities                               4,758,725             1,775,784
                                                               -----------           -----------
   COMMITMENTS AND CONTINGENCIES (Notes 1, 5, 6 and 7)

   SHAREHOLDERS' DEFICIT:

        Common stock                                                 7,777                 2,010
     Additional paid-in capital                                    348,348                    90
     Retained deficit                                           (3,015,428)             (511,847)
                                                               -----------           -----------
                                                                (2,659,303)             (509,747)
     Treasury stock, at cost                                             -               (81,988)
                                                               -----------           -----------
                  Total shareholders' deficit                   (2,659,303)             (591,735)
                                                               -----------           -----------
                                                               $ 2,099,422           $ 1,184,049
                                                               -----------           -----------
                                                               -----------           -----------


   The accompanying notes are an integral part of these financial statements.

                    MDI ENTERTAINMENT, INC. AND SUBSIDIARIES
                    ----------------------------------------

            (FORMERLY MEDIA DROP-IN PRODUCTIONS, INC. AND AFFILIATES)
            ---------------------------------------------------------

                            STATEMENTS OF OPERATIONS
                            ------------------------

                    FOR THE YEARS ENDED MAY 31, 1998 AND 1997
                    -----------------------------------------

                                                                  1998          %                    1997        %
                                                              -----------    ------             -----------    -----
                                                                   (Consolidated)                       (Combined)
REVENUES                                                      $ 1,984,840     100.0             $ 4,019,407    100.0

COST OF REVENUES (Note 6)                                       2,313,831     116.6               2,662,170     66.2
                                                              -----------    ------             -----------    -----
         Gross (loss) profit                                     (328,991)    (16.6)              1,357,237     33.8

SELLING, GENERAL AND ADMINISTRATIVE

  EXPENSES (Note 1)                                             1,797,631      90.6               2,717,652     67.6
                                                              -----------    ------             -----------    -----
         Operating loss                                        (2,126,622)   (107.2)             (1,360,415)   (33.8)

INTEREST EXPENSE, net (Note 3)                                     14,927       0.7                  48,594      1.2

OTHER EXPENSE, net                                                 12,405        .6                  15,757      0.4

MINORITY INTEREST (Note 1)                                        (31,936)     (1.6)                (27,916)    (0.7)
                                                              -----------    ------             -----------    -----
         Loss before benefit (provision)

           for income taxes                                    (2,122,018)   (106.9)             (1,396,850)   (34.7)

BENEFIT (PROVISION) FOR INCOME TAXES                                3,125       0.2                 (16,203)    (0.4)
                                                              -----------    ------             -----------    -----
         Net loss                                             $(2,118,893)   (106.7)            $(1,413,053)   (35.1)
                                                              -----------    ------             -----------    -----
                                                              -----------    ------             -----------    -----

Basic Earnings (Loss) Per Common

  Share (Note 1)                                                    $(.37)                              N/A
                                                                    -----                              ----
                                                                    -----                              ----





                                The accompanying notes are an integral
                                 part of these financial statements.

                    MDI ENTERTAINMENT, INC. AND SUBSIDIARIES
                    ----------------------------------------

            (FORMERLY MEDIA DROP-IN PRODUCTIONS, INC. AND AFFILIATES)
            ---------------------------------------------------------

                       STATEMENTS OF SHAREHOLDERS' DEFICIT
                       -----------------------------------

                    FOR THE YEARS ENDED MAY 31, 1998 AND 1997
                    -----------------------------------------

                                           Common Stock
                               ------------------------------------
                                         Par**     Par***      Par                   Additional     Retained
                                 *       Value     Value      Value     Treasury       Paid-In      Earnings
                               Shares     $.01       $1       $.001       Stock        Capital      (Deficit)         Total
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------
BALANCE, May 31, 1996 ....      3,073    $  10    $ 2,000    $   --     $ (81,988)    $      90    $   901,206     $   821,318

  Net loss ...............        --       --         --         --           --            --      (1,413,053)     (1,413,053)
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------
BALANCE, May 31, 1997 ....      3,073       10      2,000        --       (81,988)           90       (511,847)       (591,735)
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------
  Redemption of old shares     (3,073)     (10)    (2,000)       --        81,988           (90)       (79,888)            --
  Issuance new shares ....  7,300,000      --         --       7,300          --          8,624       (304,800)       (288,876)
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------

  Exchange transaction ...  7,296,927      (10)    (2,000)     7,300       81,988         8,534       (384,688)       (288,876)
  Proceeds from sale of
    common stock .........    476,500      --         --         477          --        339,724            --           340,201
  Net loss ...............        --       --         --         --           --            --      (2,118,893)     (2,118,893)
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------
BALANCE, May 31, 1998 ....  7,776,500    $ --     $   --     $ 7,777    $     --      $ 348,348    $(3,015,428)    $(2,659,303)
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------
                            ---------    -----    -------    -------    ---------     ---------    -----------     -----------


  * - 200,000,000 shares authorized
 ** - 10,000 shares authorized, 1,073 shares issued and outstanding. *** - 100,000 shares authorized, 2,000 shares issued and outstanding.

   The accompanying notes are an integral part of these financial statements.

                    MDI ENTERTAINMENT, INC. AND SUBSIDIARIES
                    ----------------------------------------

            (FORMERLY MEDIA DROP-IN PRODUCTIONS, INC. AND AFFILIATES)
            ---------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                            ------------------------

                    FOR THE YEARS ENDED MAY 31, 1998 AND 1997
                    -----------------------------------------

                                                                        1998               1997
                                                                    --------------      -----------
                                                                    (consolidated)       (combined)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                           $(2,118,893)      $(1,413,053)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
      Minority interest                                                  (31,936)          (27,916)
      Depreciation and amortization                                      283,792           442,714
      Impairment of marketing costs                                         -              347,185
      Impairment of costs in excess of net
        assets acquired                                                     -              305,116
      Change in assets and liabilities:
        (Increase) decrease in accounts receivable                      (117,023)           99,369
        (Increase) decrease in inventories, net                         (284,677)          257,237
        Increase in marketing costs                                     (249,064)         (350,104)
        Increase in other assets                                         (25,175)          (54,220)
        Decrease in accounts payable                                    (174,815)          (77,953)
        Increase in accrued expenses                                     690,031           556,728
        (Decrease) increase in taxes payable                             (44,321)           10,521
        Increase in deferred revenue                                   2,906,047              -
                                                                     -----------       -----------
         Net cash provided by operating activities                       833,966            95,624
                                                                     -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                     (27,041)          (24,480)
                                                                     -----------       -----------
         Net cash provided by (used for) investing
           activities                                                    (27,041)          (24,480)
                                                                     -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of financing arrangements                                   (344,918)         (152,340)
  Borrowings from long-term debt                                         200,000              -
  Repayments of borrowings from stockholder                             (110,000)             -
  Borrowings from stockholder                                             60,000            50,000
  Proceeds from sale of stock                                            340,201              -
                                                                     -----------       -----------
         Net cash provided by (used for)
           financing activities                                          145,283          (102,340)
                                                                     -----------       -----------

NET INCREASE (DECREASE) IN CASH                                          952,208           (31,196)

CASH, beginning of the year                                                8,190            39,386
                                                                     -----------       -----------
CASH, end of the year                                                $   960,398       $     8,190
                                                                     -----------       -----------
                                                                     -----------       -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for -
    Interest                                                         $    48,734       $    76,634
    Income taxes                                                     $     1,317       $     5,500
  Non-cash items:
    Reduction of loan to officer due to
      note payable and commissions owed to him                       $   456,023       $      -
    Issuance of note in connection with exchange
      transaction                                                    $   300,000       $      -
    Reduction of accrued expenses used to offset
      loan to officer                                                $   183,023       $      -



   The accompanying notes are an integral part of these financial statements.

                    MDI ENTERTAINMENT, INC. AND SUBSIDIARIES
                    ----------------------------------------

            (FORMERLY MEDIA DROP-IN PRODUCTIONS, INC. AND AFFILIATES)
            ---------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                              MAY 31, 1998 AND 1997
                              ---------------------

1.     Summary of Significant Accounting Policies:
       -------------------------------------------

       Organization -
       ------------

       MDI Entertainment, Inc. (formerly known as Puff Process, Inc.) (the "Company") is a Delaware corporation incorporated on December 29, 1994 under the name Puff Process, Inc. In August 1997, the Company purchased 100% of the shares of Media Drop-In Productions, Inc., a Delaware corporation (Media Drop-In Productions, Inc. has a 66.7% owned subsidiary, MDI-Texas, Inc.,) and MDI-Missouri, Inc., a Missouri corporation (herein collectively referred to as "MDI"), in exchange for 4,800,000 shares of the Company's common stock and notes payable to the shareholders of MDI for an aggregate of $300,000. In connection with this acquisition, the name of the Company was changed to MDI Entertainment, Inc. All intercompany transactions have been eliminated in the accompanying financial statements.

       Since the Company had minimal assets, liabilities and no business activities prior to its acquisition of MDI, this transaction has been treated as a "reverse merger, with MDI as the successor corporation. Therefore, these financial statements reflect the historical results of MDI.

       MDI's principal activity has been the development and sale of entertainment based promotions to North American lotteries and is uniquely positioned to create a wide variety of additional entertainment promotions. MDI has established itself as a source for the creation, supply and administration of entertainment based lottery promotions.

       In 1996, MDI created its Licensed and Patented Games division ("LPG"). MDI capitalized on current trends in the lottery industry to base some instant games on pre-existing games of chance and well known brands and logos. MDI has acquired the rights to several well known entertainment properties to license as lottery theme games and promotions. Included among the properties already acquired are "Star Trek," "Wheel of Fortune," "Jeopardy," "Twilight Zone," "Rock and Roll Hall of Fame and Museum" and "Harley-Davidson."

       Inventories -
       -----------

       Inventories represent merchandise used in the Company's fulfillment operations. The inventory is stated at the lower of cost or market using the first-in, first-out (FIFO) method.

       Property and equipment -
       ----------------------

       Property and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

       Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Furniture and fixtures are depreciated over seven years and office equipment is depreciated over five years.

       Organizational costs -
       --------------------

       Organizational costs were incurred in connection with the "reverse merger". The costs consist of legal and other professional fees. On April 3, 1998, the Accounting Standards Executive Committee issued the Statements of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". The Company has chosen an early adoption of this SOP and therefore, expensed $34,727 of organizational costs incurred during fiscal 1998 as a component of selling, general and administrative costs in the accompanying statement of operations. In addition, included in amortization expense is $48,269 of organization costs incurred in prior periods.

       Long-lived assets -
       -----------------

       In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

       The Company reviews its capitalized marketing costs annually to determine if an impairment has occurred. The Company recognizes that an impairment has occurred when the state's proposed lottery program is not expected to result in a contract with positive cash flow. Effective June 1, 1996, MDI adopted SFAS No. 121 which identified an impairment of certain capitalized marketing costs of $226,000. MDI recorded this impairment as a component of the cost of revenues in the accompanying statement of operations.

       As a result of SFAS No. 121, MDI also recognized an impairment of $281,000 in the value of the cost in excess of assets acquired during fiscal 1997.

       Revenue recognition -
       -------------------

       Revenue is derived from various state lottery game contracts between MDI and the state lotteries. MDI has agreed to provide second chance prize packages consisting of grand prizes and various consolation prizes. MDI also provides marketing support related to each of the games and obtains the appropriate licenses for the right to use these properties. Most of the lottery contracts require the lotteries to pay MDI upon signing of the contract; therefore, MDI defers this revenue and recognizes the revenue based on the terms of the applicable game.

       As of May 31, 1998, deferred revenue was as follows:

                                                                 Cash             Revenue            Deferred
       Lottery                       Game                      Received            Earned             Revenue
       ----------           ------------------               -----------        -----------         ----------
       Wisconsin            Wheel of Fortune                 $  510,000         $  255,000          $  255,000
       Wisconsin            Star Trek                           475,000            118,750             356,250
       Wisconsin            Harley Davidson                   1,287,800            128,780           1,159,020
       New Jersey           Wheel of Fortune                    400,000            120,000             280,000
       New Jersey           Star Trek                           648,750            238,740             410,010
       New Jersey           Twilight Zone                       300,000            266,667              33,333
       Colorado             Wheel of Fortune                    200,000            200,000                -
       Virginia             Wheel of Fortune                    255,000               -                255,000
       South Dakota         Harley Davidson                     120,000               -                120,000
       Maryland             Harley Davidson                      37,434               -                 37,434
                                                             ----------         ----------          ----------
                  Total                                      $4,233,984         $1,327,937          $2,906,047
                                                             ----------         ----------          ----------
                                                             ----------         ----------          ----------

       Earnings per share -
       ------------------

       Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, a dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options using the treasury method. The Company had no common share equivalents during 1998. The number of shares used in the earnings per common share computation for 1998 was as follows:

       Basic
         Average common shares outstanding                       5,791,351

       Earnings per share for 1997 is not applicable since the entities were not consolidated at that time.

       Use of estimates in preparation of financial statements -
       -------------------------------------------------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       Reclassifications -
       -----------------

       Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

2.     Licensing Costs:
       ---------------

       The Company capitalizes costs associated with obtaining the exclusive right to use and to sublicense the use of licensed properties, as defined in the license agreements. These costs are amortized over the life of the license.

       At May 31, 1998, the following costs have been capitalized:

                                                        Capitalized           Accumulated              Net
                                                           Costs             Amortization             Asset
                                                        -----------          ------------             -----

         Australia Lottery                                $ 56,377              $ 35,500             $ 20,877
         Wheel of Fortune                                   83,085                55,390               27,695
         Star Trek License                                  85,000                25,654               59,346
         Rock & Roll Hall of
           Fame License                                     10,000                  -                  10,000
         Harley Davidson License                           100,000                 4,841               95,159
                                                          --------              --------             --------
                                                          $334,462              $121,385             $213,077
                                                          --------              --------             --------
                                                          --------              --------             --------

       At May 31, 1997, the following costs have been capitalized:

                                                        Capitalized           Accumulated              Net
                                                           Costs             Amortization             Asset
                                                        -----------          ------------             -----

         Texas Lottery                                    $462,065              $445,440             $ 16,625
         Missouri Lottery                                  187,297               169,182               18,115
         Louisiana Lottery                                  56,096                50,501                5,595
         Australia Lottery                                  44,377                35,500                8,877
         Ohio Lottery                                        4,628                  -                   4,628
         Wheel of Fortune License                           10,000                  -                  10,000
         Twilight Zone License                               5,000                  -                   5,000
         Star Trek License                                  82,000                  -                  82,000
                                                          --------              --------             --------
                                                          $851,463              $700,623             $150,840
                                                          --------              --------             --------
                                                          --------              --------             --------

3.     Financing Arrangements:
       -----------------------

       Notes payable consists of the following:

                                                                          1998                  1997
                                                                          ----                  ----

         Term note payable bearing no interest;
           principal of $16,666 payable monthly
           through November 30, 1998.                                     $100,000               $  -

         Term notes payable bearing interest
           at 20%; principal and interest
           of $12,199 payable monthly through
           December 15, 1997.                                               23,754               165,863
                                                                          --------              --------
                                                                          $123,754              $165,863
                                                                          --------              --------
                                                                          --------              --------

       The notes payable are secured by liens on substantially all of the Company's assets.

       The $23,754 term note due December 15, 1997 was paid subsequent to yearend 1998.

       During 1997, the Company had an agreement with a lending institution to borrow funds against accounts receivable. Interest was payable at an interest rate that approximated 18%. Interest paid for the year ended May 31, 1997 was $56,289. These short-term borrowings were secured by liens on accounts receivable and inventories of MDI.

4.     Income Taxes:
       -------------

       The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes" which requires that a deferred tax liability or asset be recognized for the estimated future tax effects attributable to temporary differences between the Company's financial statements and its tax return. SFAS 109 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit. As of May 31, 1998 and 1997, MDI had a deferred tax asset of approximately $1,731,500 and $1,319,000, respectively, primarily as a result of net operating loss carryforwards. MDI has established a valuation allowance for the full amount of this deferred tax asset. No provision for deferred taxes was recorded because there was no significant item which would result in a deferred tax liability.

       MDI has a net operating loss carryforward amounting to approximately $3,500,000 and $3,000,000 at May 31, 1998 and 1997. These carryforwards expire beginning in 2006.

       The tax expense recorded by the Company for the years ended May 31, 1998 and 1997 was primarily minimum state income taxes.

5.     Commitments:
       ------------

       The Company leases office equipment, office space and vehicles under long-term leases which expire during the next one to four years. Rent expense totaled $87,359 and $86,483 in 1998 and 1997, respectively. The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 31, 1998:

                  1999                                          $59,816
                  2000                                           34,354
                  2001                                            2,221
                  2002                                            2,221
                                                                -------
                                                                $98,612
                                                                -------
                                                                -------

       MDI has agreed to provide the Wisconsin Lottery (the Lottery) a performance bond acceptable to the Lottery in the amount of $500,000. The Company has also provided a $130,000 performance bond to the Louisiana Lottery.


6.     Commission Agreement:
       ---------------------

       In December, 1994, MDI entered into a commission agreement (the Agreement) with a media company to assist in the procurement of video and audio entertainment media. The term of the Agreement was from December 15, 1994 through December 14, 1997. Commissions of 5.33% are required to be paid on monthly cash receipts in excess of $337,500. If at the end of the term, the aggregate cash collections were less than $27,300,000, then the media company could renew the Agreement for an additional year or periods of one year until MDI reaches $27,300,000. There were no commissions paid to the media group in fiscal 1998 or 1997.

       MDI could elect not to renew this agreement and will then be required to deliver to the media group a promissory note in the amount of $808,250, less previously paid commissions, bearing interest at a rate of 3% above prime rate, payable over 24 months. MDI has renewed the Agreement through December 14, 1998. However, since MDI has significantly reduced the utilization of this media company, they have accrued the $786,287 minimum fee owed to them and charged it to cost of revenues for the year ended May 31, 1998.

7.     Contingencies:
       --------------

       The Company is involved in various lawsuits incidental to its business. The Company and its outside counsel believe that these proceedings, in the aggregate, will not have a material adverse effect on the Company's operations or financial position.

8.     Related Party Transactions:
       ---------------------------

       MDI made a loan to the President of the Company which was due August 31, 1997. This note receivable was offset against the commissions owed to this officer and a note payable which resulted from the reverse merger (see Note 1).

       The President of the Company loaned MDI $50,000 in 1997 and $60,000 in 1998. Both loans were paid in full as of May 31, 1998.

       The Company has incurred commission and wage expense of $114,593 and $300,000, respectively, to the President of the Company, in accordance with his Employment Agreement. The agreement allows a $300,000 salary for the 12 month period through February 28, 1998. On March 1, 1998, and each anniversary thereafter, the employee's salary may be increased based on 5% or an equation based on the consumer price index. In no event shall the increase exceed 10% in any one year. In addition, this shareholder receives a bonus equal to 2% of gross revenues of the Company (not to exceed $335,000 over the term of the Employment contract). The contract began August 8, 1997 and terminates the later of March 1, 2002 or 3 years from the date the Company files a registration statement with the Securities and Exchange Commission registering the shares of common stock.

       The Company has retained 1010 Productions, Inc. (1010) to consult in the areas of trade shows, software development, systems design, purchasing and product fulfillment. The president and sole shareholder of 1010 is the wife of the president of the Company. 1010 is currently paid $8,167 per month plus expenses and is retained until February 1, 2000 pursuant to a consulting agreement.

9.     Employee Benefit Plan:
       ----------------------

       In fiscal 1996, the Company adopted a 401(k) savings plan, whereby participants can elect to defer up to a specified minimum of their compensation and the Company will match their contribution up to 3% of the employee's base compensation. In fiscal 1998 and 1997, the Company contributed $9,429 and $15,037 to the plan, respectively.

                                     SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MDI Entertainment, Inc.
                                             (Registrant)


Date:   January 29, 1999                By:  /s/ Steven M. Saferin
     ----------------------                -------------------------------------
                                             Name: Steven M. Saferin
                                             Title: President, Chief Executive
                                                     Officer and Director


Date:   January 28, 1999                By:  /s/ Kenneth M. Przysiecki
     ----------------------                -------------------------------------
                                             Name: Kenneth M. Przysiecki
                                             Title: Chief Financial Officer,
                                                     Secretary and Director


Date:   January 31, 1999                By:  /s/ Robert J. Wussler
     ----------------------                -------------------------------------
                                             Name: Robert J. Wussler
                                             Title: Director

Date:   January 29, 1999                By:  /s/ Todd P. Leavitt
     ----------------------                -------------------------------------
                                             Name: Todd P. Leavitt
                                             Title: Director

Date:   January 29, 1999                By:  /s/ S. David Fineman
     ----------------------                -------------------------------------
                                             Name: S. David Fineman
                                             Title: Director